C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

03 NOV 21 AM 7:21

Ref : EC/FL/AL/CPP/179/03

BY AIRMAIL

13th November, 2003

03037678

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

11/25

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: [illegible]

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated November 13, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Discloseable and Connected Transaction
   Date : November 12, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF SHARES IN C.P. STANDART GIDA SANAYI VE TICARET ANONIM SIRKETI

The board of Directors of the Company announces that on 12th November, 2003, CPD, CPF Investment and the Company entered into the Share Purchase and Sale Agreement whereby CPD agreed to dispose of an approximate 84.49% shareholding in CP Standart to CPF Investment, representing the Group's entire shareholding interests in CP Standart, for an aggregate consideration of US$22,000,000 (approximately HK$171,600,000).

As at the date of this announcement, nine Directors of the Company together own aggregate shareholding interests of 57.51% in CPG. CPG and its associates own an approximate 49.26% shareholding interest in CP Foods. CP Foods is a company listed on the Stock Exchange of Thailand and CPF Investment is a wholly-owned subsidiary of CP Foods. Because of the 57.51% aggregate shareholding interests of the nine Directors in CPG and CPG's shareholding interests in CP Foods, CPF Investment is an associate of the nine Directors and is accordingly a connected person of the Company for the purposes of the Listing Rules. The balance of an approximate 15.51% shareholding in CP Standart is beneficially owned by a company in which eight Directors hold an aggregate 65.27% shareholding, and is accordingly a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company and requires approval by the Independent Shareholders at a Special General Meeting of the Company under Rule 14.26 of the Listing Rules. The Disposal also constitutes a discloseable transaction of the Company under Rule 14.12 of the Listing Rules.

A circular containing particulars of the Share Purchase and Sale Agreement, a letter from the Independent Board Committee to the Independent Shareholders, an opinion of the independent financial adviser, together with a notice to convene the Special General Meeting to approve the Share Purchase and Sale Agreement and the transactions contemplated thereunder, will be issued to the Shareholders as soon as practicable.

A. DISPOSAL

SHARE PURCHASE AND SALE AGREEMENT DATED 12TH NOVEMBER, 2003

Parties

(1) CPD (as seller)

(2) CPF Investment (as purchaser)

(3) the Company (as immediate parent of the seller)

Assets to be disposed of

CPD has agreed to dispose of approximately 84.49% of the total issued shares in CP Standart to CPF Investment, representing the Group's entire shareholding interests in CP Standart. Closing of the Disposal shall be effected in two separate stages. On the First Closing Date, CPD shall dispose of approximately 83.27% of the total issued shares in CP Standart to CPF Investment. On the Second Closing Date, CPD shall dispose of its remaining 1.22% shareholding in CP Standart to CPF Investment.

CP Standart

CP Standart is a company registered in Turkey under the Turkish Commercial Code on 21st April, 1988, and is engaged in the production and trade of packaged chicken, chicken breeding, the wholesale trading of poultry and the manufacture and trading of various animal feeds.

Based on its audited accounts prepared in accordance with the Turkish Commercial Code, tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Turkey, the audited net profit of CP Standart before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2001 and 2002, and its net tangible assets as at 31st December, 2001 and 2002, are set out below:

		As at 31st December, 2001		As at 31st December, 2002	
		US$'000	*HK$'000*	*US$'000*	*HK$'000*
Profit	Before tax	2,852	22,246	11,557	90,145
	After tax	2,939	22,924	8,986	70,090
Net tangible assets		11,323	88,319	20,283	158,207
Net assets		12,234	95,425	21,464	167,419

Note: The 2001 and 2002 figures relating to the audited net profit and net tangible assets of CP Standart stated above have been converted from Turkish Lira into US Dollars based on the exchange rates as at 31st December, 2001 and 31st December, 2002, respectively.

As at the date hereof, of the nine Directors, Mr. Jaran Chiaravanont is beneficially interested in 843,750 shares of the Company, representing approximately 0.04% of the issued share capital of the Company. Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon are deemed, for the purposes of the Securities and Futures Ordinance, to be interested in the same 1,066,662,834 shares of the Company, representing 49.42% of the issued share capital of the Company.

In view of the nine Directors' interests in the Disposal, each of the nine Directors and their associates will abstain from voting in relation to the resolution to be proposed at the Special General Meeting for the approval of the Share Purchase and Sale Agreement. The Independent Board Committee will be appointed to advise the Independent Shareholders as to whether the terms of the Share Purchase and Sale Agreement are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the Share Purchase and Sale Agreement.

D. GENERAL

A circular containing details of the Share Purchase and Sale Agreement, a letter from the Independent Board Committee to the Independent Shareholders, an opinion of the independent financial adviser to the Independent Board Committee, together with a notice to convene the Special General Meeting to approve the Share Purchase and Sale Agreement and the transactions contemplated thereunder will be issued to the Shareholders as soon as possible.

Definitions

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Business Day"	a day (other than a Saturday and Sunday) on which banks are open for business in Thailand and Hong Kong
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the main board of the Hong Kong Stock Exchange and the London Stock Exchange Limited
"CPD"	Charoen Pokphand Development (Turkey) Limited, a company incorporated in the British Virgin Islands with limited liability and which is a direct wholly-owned subsidiary of the Company
"CP Foods"	Charoen Pokphand Foods Public Company Limited, a company incorporated in Thailand the shares of which are listed on the Stock Exchange of Thailand
"CPF Investment"	CPF Investment Limited, a company incorporated in the British Virgin Islands and which is a wholly-owned subsidiary of CP Foods

Conditions precedent

Completion is conditional upon, among other things, the following conditions being fulfilled:

(1) approval being obtained from the Independent Shareholders approving the Share Purchase and Sale Agreement and the transactions contemplated thereunder; and

(2) authorizations being obtained from the co-ordinator and security agent on behalf of certain financial creditors of the Group approving the Disposal.

If such conditions precedent are not satisfied or waived on or before 31st January, 2004 (or such later date as may be agreed by the parties), the parties may in their sole discretion, terminate the Share Purchase and Sale Agreement in accordance with the terms contained therein.

Consideration

Subject to the satisfaction or waiver of the conditions precedent as set out in the Share Purchase and Sale Agreement, CPF Investment shall in aggregate pay US$22,000,000 (approximately HK$171,600,000) to the Company for the Sale Shares, subject to any applicable withholding tax required by applicable laws. In line with the two-stage closing mechanism, CPF Investment shall pay to the Company US$21,681,900 (approximately HK$169,118,820) on the First Closing Date and US$318,100 (approximately HK$2,481,180) on the Second Closing Date. The consideration of the Disposal represents a premium of approximately 21.31% over the net assets of CP Standart as at 31st December, 2002 attributable to the Sale Shares.

The total consideration payable by CPF Investment in respect of the Disposal was determined following commercial negotiations between the Company and CPF Investment after taking into account the financial performance and net tangible asset value of CP Standart in the financial years of 2001 and 2002.

B. REASONS FOR THE DISPOSAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As previously disclosed in the announcements issued by the Company in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals. The Disposal will form part of the overall asset disposal program contemplated under the Group's debt restructuring arrangements. In addition, the Group has been focusing on its agri-business in the PRC. As such, the Directors are of the view that the business operations of CP Standart in Turkey falls outside the current and future business focus of the Group.

The net proceeds of the Disposal is approximately US$21.8 million (approximately HK$170 million) will be used for reducing the Group's debts. The total debt of the Group as at 30th June, 2003 was approximately US$235.64 million.

C. CONNECTED AND DISCLOSEABLE TRANSACTION

The Share Purchase and Sale Agreement constitutes a connected and discloseable transaction for the Company under the Listing Rules.

As at the date of this announcement, nine Directors of the Company together own aggregate shareholding interests of 57.51% in CPG. CPG and its associates own an approximate 49.26% shareholding interest in CP Foods. CP Foods is a company listed on the Stock Exchange of Thailand and CPF Investment is a wholly-owned subsidiary of CP Foods. Because of the 57.51% aggregate shareholding interests of the nine Directors in CPG and CPG's shareholding interests in CP Foods, CPF Investment is an associate of the nine Directors and is accordingly a connected person of the Company for the purposes of the Listing Rules. The balance of an approximate 15.51% shareholding in CP Standart is beneficially owned by a company in which eight Directors hold an aggregate 65.27% shareholding, and is accordingly a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company and requires approval by the Independent Shareholders at a Special General Meeting of the Company under Rule 14.26 of the Listing Rules. The Disposal also constitutes a discloseable transaction under Rule 14.12 of the Listing Rules.

"CPG"	Charoen Pokphand Group Co., Ltd., a company incorporated in Thailand
"CP Standart"	C.P. Standart Gida Sanayi ve Ticaret Anonim Sirketi, a joint stock company registered in the Republic of Turkey in which the Company indirectly through CPD holds an approximate 84.49% shareholding
"Directors"	the Directors of the Company
"Disposal"	the disposal by CPD to CPF Investment of an approximate 84.49% shareholding in CP Standart pursuant to the terms of the Share Purchase and Sale Agreement
"First Closing Date"	shall be 29th January, 2004, unless the parties to the Share Purchase and Sale Agreement otherwise agree, but shall be no later than 60 Business Days following the mutual notification of the satisfaction of all of the conditions precedent contained in the Share Purchase and Sale Agreement by the parties thereto
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Independent Board Committee"	an independent committee of the Board comprising the Independent Directors
"Independent Shareholders"	the holders of Shares other than the nine Directors and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"nine Directors"	Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul
"PRC"	the People's Republic of China
"Sale Shares"	16,898,568,000 shares in CP Standart, representing approximately 84.49% of the total issued shares in CP Standart
"Second Closing Date"	shall be 1st May, 2004 and in any event no later than 30th June, 2004
"Shareholders"	shareholders of the Company
"Share Purchase and Sale Agreement"	the Share Purchase and Sale Agreement entered into between CPD, CPF Investment and the Company dated 12th November, 2003 relating to the Disposal
"Special General Meeting"	the special general meeting to be convened by the Company at which a resolution for the approval of the Share Purchase and Sale Agreement will be proposed
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 12th November, 2003

Note: For the purpose of this announcement, the following exchange rate has been used for conversion into Hong Kong dollars for indication only: US$1 = HK$7.80.